EDGAR CORRESPONDENCE
February 25, 2010
Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Kim Browning
Re: Davis New York Venture Fund, Inc. Securities Act of 1933, File No. 2-29858, and Investment Company Act of 1940, File No. 811-1701.
Dear Ms. Browning:
You have asked the Davis New York Venture Fund, Inc. (“Registrant”) to file a correspondence letter reflecting the Registrant’s responses to SEC oral comments regarding Davis Global Fund and Davis International Fund’s (both authorized series of the Registrant) post-effective amendment number 92 filed on Edgar on December 22, 2009. SEC comments are in bold, Registrant’s responses immediately follow.

Statutory Prospectus:
(1) In the section entitled “Fees and Expenses of the Davis International Fund (or Davis Global Fund, as applicable)” the disclosure includes:
More information about these and other discounts is available from your financial professional and in the “How to Choose a Share Class, Class A shares” section of the Fund’s prospectus and in the “Selecting the Appropriate Class of Shares” section of the Fund’s statement of additional information
Please add page numbers for both the prospectus and SAI, as provided in Item 3 of Form N-1A.
Agreed
(2) In the Shareholder Fees table:
(a) Change the parenthetical language from “(paid directly from your investment)” to “(fees paid directly from your investment)”.
Agreed.
(b) Change the line labeled “Short-Term Trading Fee” to “Redemption Fee” in conformance with Item 3 of Form N-1A.
Agreed.
(c) Remove the footnotes below the table.
Agreed. As discussed, the footnotes contain important disclosure so they will be moved into the body of the table.
(d) The footnote below the table describes a fee waiver agreement
(i) Does the expense waiver include any exceptions, e.g. for extraordinary expenses?
No.
(ii) does the expense waiver provide that the Adviser may recover the expenses waived in future years?
No.

(3) In the Example,
(a) revise the statement:
The example also assumes that your investment has a 5% return each year, that all dividends and capital gain distributions are reinvested, that you pay the maximum initial or contingent deferred sales charge, and that the Fund’s operating expenses remain the same.
to conform to Item 3 of Form N-1A. :
The Example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
Also, there is a footnote under the Example which states:
“Class B shares’ expenses for the 10 year period include three years of Class A shares’ expenses since Class B shares automatically convert to Class A shares after seven years.”
Insert the footnote as the penultimate sentence in the paragraph discussed above.
Agreed. The footnote has been removed and the referenced paragraph rewritten as follows:
“The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same. Class B shares’ expenses for the 10 year period include three years of Class A shares’ expenses since Class B shares automatically convert to Class A shares after seven years. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:”
(b) revise the statement:
“If you still hold your shares after...”
to conform to Item 3 of Form N-1A:
“You would pay the following expenses if you did not redeem your shares:”
Agreed.
(c) Delete the following paragraph under the Example:

“The expenses in the example do NOT reflect contractual fee reductions. The Adviser is contractually committed to waive fees and/or reimburse the Fund’s expenses to the extent necessary to cap total annual fund operating expenses (Class A shares, 1.30%; Class B shares, 2.30%; Class C shares, 2.30%; Class Y shares, 1.05%) until March 1, 2011; after that date, there is no assurance that the Adviser will continue to cap expenses.”
Agreed.
(4) In the “Principal Investment Strategies” section disclose that the Fund may invest in large, medium, or small companies without regard to market capitalization.
Agreed.
(5) Eliminate cross-references within Items 2 through 8 of Form N-1A, unless explicitly allowed by the Form. For example: (a) the description of the Davis Investment Discipline includes a cross-reference to “Additional Information About Investments” in the prospectus, and (b) the Principal Risks section includes a cross-reference stating that “More information about the Fund’s principal risks is in the “Principal Risks of Investing in the Funds” section of the Fund’s statutory prospectus and in the “Investment Strategies, Risks and Restrictions” section of the Fund’s statement of additional information.”
Agreed.
(6) There is a footnote below the Average Annual Total Returns Table which explains why the Fund changed its benchmark index from the MSCI World Index to the MSCI ACWI (All Country World Index). Is this appropriate?
Yes, the footnote is appropriate. Instruction 2(C) of the Performance Table in Item 4 provides that:
“(c) If the Fund selects an Index that is different from the Index used in a table for the immediate preceding period, explain the reason(s) for the selection of a different index and provide information for both the newly selected and the former index.”
(7) In the section entitled “Investment Adviser”, clarify that the Fund uses a sub-adviser.
Agreed. An additional header reading “Sub-Adviser” has been added.
(8) The prospectus currently describes the persons who are primarily responsible for the day-to-day management of the Funds’ portfolios as either “Investment Professionals” or “Research Analysts.” As used in Form N-1A, “Portfolio Manager” is a term of art and the persons who are primarily responsible for the day-to-day management of the Funds’ portfolios must be referred to as “Portfolio Managers” in the prospectus and Statement of Additional Information, regardless of their titles as employees of the Adviser. Change existing disclosure to conform with this statement.
Agreed.
(9) In the section entitled “Payments to Broker-Dealers and Other Financial Intermediaries” the disclosure includes:
“These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your individual financial adviser to recommend the Fund over another investment.”
Change this to:
“These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your sales person to recommend the Fund over another investment.”
Agreed.
(10) The forgoing comments also apply (where appropriate) to the disclosure for Davis International Fund.
Understood. The responses for Davis Global Fund also apply to Davis International Fund (where appropriate).
(11) Both Davis Global Fund and Davis International Fund are defined as “the Fund” in their respective “Investment Objective” portions of the statutory prospectus. Please clarify.
Agreed.
(12) Clearly distinguish between principal investment strategies and non-principal investment strategies.
Agreed. The disclosure will be reorganized under the following headers: “Principal Investment Strategies” and “Additional Investment Strategies”.
(13) As the Fund may invest unlimited amounts in common stock, ADRs, GDRs, and in equities traded over-the-counter, expand the discussion of the risks associated with these strategies.

Agreed.
The following statement has been added to “Company Risk”:
“There is also the inherent risk that holders of common stock generally are behind creditors and holders of preferred stock for payments in the event of the bankruptcy of a stock issuer.”
The following statement has been added to “Foreign Country Risk”:
“Rather than investing directly in equity securities issued by foreign companies, the funds may invest in these companies through ADRs or GDRs covering such securities. ADRs and GDRs, are U.S. dollar-denominated and represent the deposit with U.S. banks of the securities of foreign issuers and are publicly traded on exchanges or are traded over-the-counter in the United States. Similar to direct investments in foreign securities ADRs and GDRs are subject to the risks of changes in currency or exchange rates and the economic or political trends in foreign countries. In addition, ADRs and GDRs may be subjected to losses if the U.S. banks issuing the ADRs or GDRs fail to support the ADRs and GDRs which they issue.”
The following disclosure has been added as an additional risk:
“Over-the-Counter (“OTC”) Risk. OTC transactions involve risks in addition to those associated with transactions traded on exchanges. The values of OTC stocks may be more volatile than exchange-listed stocks, and the fund may be subject to liquidity risk, which may cause the fund to experience difficulty in purchasing or selling these securities at a fair price. The fund will be subject to the credit risk of its counterparty to an OTC transaction.”
(14) The last paragraph describing the Davis Investment Discipline focuses upon common stock, expand the disclosure to equity securities.
Agreed.
(15) “Foreign currency risk” is listed as a principal risk. The description of the risk includes the statement “The fund’s may, but generally does not hedge its currency risk.” How is this hedging done?
The Fund may use a wide variety of instruments and strategies to hedge currency risk, including futures, forward contracts and options. These strategies are all described in the Statement of Additional Information. While it retains the right to do so, neither Fund has ever exercised their ability to hedge currency risk. When and if either Fund determines to hedge currency risk, it will amend its prospectus if the strategy amounts to a principal investment strategy, i.e. affects 20% of the Fund’s net asset value.
(16) Move the section entitled “Portfolio Holdings” to a position immediately following the investment strategies and risks disclosures.

Agreed.
(17) In the section entitled “Management and Organization” disclose the amount of the total management fees paid by the Funds for the previous fiscal year, as a percentage of average net assets rather than cross-referencing the Annual Fund Operating Expenses.
Agreed.
(18) Revise the section entitled “Disclosure Documents and Not a Contract” to remove the assertion that the disclosure document is not a contract.
Agreed. The disclosure has been revised as follows:
Disclosure Documents
Among other disclosures, the funds’ most current prospectus, Statement of Additional Information, Annual and Semi-Annual Reports, and other documents describe: (a) the procedures which the funds follow when interacting with shareholders; and (b) shareholders’ rights. The fund’s procedures and shareholders’ rights may change from time to time to reflect changing laws, rules, and operations. The funds’ prospectus and other disclosure documents will be amended from time to time to reflect these changes.
(19) The section entitled “How Your Shares are Valued” states that “Once you open your Davis Funds account, you may buy or sell shares on any day that the funds are open.” In conformance with Item 11(a)(3), [and Instruction 1 to Item 11(a)(3)] of Form N-1A add a statement identifying in a general manner any national holidays when shares will not be priced.
Agreed.
(20) The section entitled “Valuation of Portfolio Securities”:
(a) includes the statement “Your shares will be purchased or sold at the net asset value next determined after Davis Funds’ transfer agent receives your request to purchase or sell shares in good order.” Clarify that proper receipt by a qualified financial intermediary is sufficient and describe “good order.”
Agreed.
(b) includes the statement “Davis Funds have adopted procedures for making “fair value” determinations if market quotations are not readily available.” Expand this disclosure to include occasions when Davis Advisors deems market quotations to be unreliable.
Agreed.

(c) disclose the party responsible for fair valuation of portfolio securities, for example a pricing committee which reports to the board of directors.
Agreed.
(21) The section entitled “Right to Reject or Restrict any Purchase or Exchange Order” includes the statement that “Davis Funds and the Distributor reserve the right to reject or restrict any purchase or exchange order for any reason.” Provide a reasonable time limit within which Davis Funds or the Distributor may reject the purchase or exchange order.
Agreed.
(22) The section entitled “When Your Transactions Are Processed” clarify that your order must be received by the shareholders qualified financial institution before 4:00 P.M. Eastern time.
Agreed.
(23) Improve disclosure of the documents required to purchase, redeem, or exchange shares.
Agreed.
(24) In the section entitled “Market Timing”:
(a) add the specific representations required by Item 11(e)(4)(i) and (ii).
Agreed. The following disclosure has been added:
“Davis Funds discourages frequent purchases, redemptions, or exchanges of fund shares by fund shareholders (often referred to as “market timing,”) and does not accommodate such activity.”
(b) remove “not limited to” from the following disclosure:

“If Davis Funds determine that your purchase or exchange patterns reflect a market timing strategy, Davis Funds reserve the right to take any action permitted under applicable rules and standards, including but not limited to: (i) refusing to accept your orders to purchase fund shares; and/or (ii) restricting the availability of exchanges through telephone requests, facsimile transmissions, automated telephone services, internet services or any electronic transfer services.”[emphasis added]
Agreed.
Statement of Additional Information
(1) Clearly distinguish between principal investment strategies and non-principal investment strategies.
Agreed.
(2) Confirm that all Principal Investment Strategies are disclosed in the prospectus.
The Registrant confirms that all Principal Investment Strategies are disclosed in the prospectus.
(3) In the section entitled “Investment Restrictions”:
(a) The description of fundamental investment restriction #4 “borrowing” includes the statement:
“In the event that market fluctuations cause borrowing to exceed the limits stated above, the Adviser would act to remedy the situation as promptly as possible (normally within three business days), although it is not required to dispose of portfolio holdings immediately if the fund would suffer losses as a result.”
Redraft the disclosure to provide that the Adviser would act to remedy the situation within three business days.
Agreed.
(b) The description of the non-fundamental policy for “High-Yield, High-Risk” securities prevents the Fund from investing more than 20% of net assets in such securities. Confirm that the Registrant would amend the Funds’ prospectus before investing more than 20% of net assets in High-Yield, High-Risk securities.

The Registrant confirms that it would amend the Funds’ prospectus before investing more than 20% of net assets in High-Yield, High-Risk securities.
(c) the disclosure includes a non-fundamental policy limiting short-selling. Confirm that the Funds do not engage in short selling.
The Registrant confirms that it has not engaged in short selling from the inception of the Funds to the date of this letter and has no present intent to engage in short selling.
(d) add a non-fundamental policy prohibiting the Funds from mortgaging, pledging, or hypothecating more than 33 1/3% of its total assets, taken at market value.
Agreed.
Tandy Representations
Davis New York Venture Fund, Inc. acknowledges that
1. The Fund is responsible for the accuracy and adequacy of the disclosures in the Fund’s filings;
2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3. The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Fund filings or in response to staff comments on Fund filings.
Please call the undersigned at 520/434-3771 with any comments or questions.
Respectfully,

/s/ Thomas Tays
Thomas Tays
Vice President & Secretary